Mail Stop 4561
                                                August 23, 2005

Mr. Edward C. Ashby, III
President and Chief Executive Officer
Surrey Bancorp
145 North Renfro Street
P.O. Box 1227
Mount Airy, NC 27030

Re:	Surrey Bancorp
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Forms 10-QSB for the Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
	File Number: 000-50313

Dear Mr. Ashby, III:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.













Form 10-KSB filed on March 24, 2005

Exhibit 13.1

Consolidated Statements of Income, page 4

1. We note that your "fees on mortgage loans delivered to correspondents" increased to $298,000 as of December 31, 2004. Please explain to us in further detail how you were able to receive higher fees on loans delivered to mortgage correspondents in 2004 as a result of your "exit from mortgage loan servicing," as stated on page 42 of your filing.


Note 1. Organization and Summary of Significant Accounting
Policies

Servicing, page 12

2. We note from your consolidated statement of income on page 4 that you recognized a $501,000 gain as a result of a sale of your loan servicing rights. We also note on page 12 that during the year ended
December 31, 2004 you sold your mortgage servicing rights to another bank. Please tell us the following:

* How you were able to conclude that based on their "immateriality and complex nature" you did not capitalize your servicing assets in existence on December 31, 2003 was in accordance with paragraphs
61 -
62 of SFAS 140;

* Quantify the amount of loans you have serviced for others since you commenced your servicing operations. We note only these amounts as of
December 31, 2003 and 2002 as included in your Note 6 on page 20;

* Explain whether you capitalized servicing assets prior to December
31, 2003. If so, separately tell us these amounts differentiating between those that were purchased directly by you and those that were retained as a result of sales of your mortgage loans, if applicable;

* How you were able to recognize a gain of $501,000 for the sale of these servicing assets. Specifically address how amortization and the potential for impairment of your servicing assets, if applicable, may have impacted your gain determination. Also, provide us with the journal entries you used to record this gain in your financial statements for the year ended December 31, 2004; and




* Please provide us a detailed response specifically citing the relevant literature prescribed by SFAS 140 in addition to any other authoritative guidance you may have used to support your accounting.


Independent Auditor`s Report - page 36

3. We note inclusion of the opinion of your Independent Auditor`s dual-dated January 14, 2005 and February 22, 2005 in your filing. Please amend the filing to include the auditor signature block in the opinion and an updated consent as an exhibit. Refer to Item 2-02(a)(2) of Regulation S-X. As a related matter, please include the certifications required by the Sarbanes-Oxley Act of 2002.



       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz at (202) 551-3484 or me at (202)
551-3492 if you have questions.


      Sincerely,


      John P. Nolan
      Accounting Branch Chief

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Mr. Edward C. Ashby, III
Surrey Bancorp
August 23, 2005
Page 1